Exhibit 99.1
- FOR IMMEDIATE RELEASE -
ELRON ANNOUNCES SPECIAL MEETING OF
SHAREHOLDERS ON MARCH 3, 2009
Tel Aviv, January 25, 2009 — Elron Electronic Industries Ltd. (NASDAQ & TASE:ELRN) today announced that it will hold a Special General Meeting of Shareholders at 10:00 am, Israel time, on March 3, 2009, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.
At the shareholders meeting, the shareholders will be asked to re-elect Mr. Yaacov Goldman for a third term as an External Director, as defined in the Israeli Companies Law, 1999, to the Board of Directors of Elron.
Shareholders of record at the close of business on January 30, 2009 shall be entitled to notice of, and to vote at, the shareholders meeting. The Company expects to mail a detailed notice and proxy statement to its shareholders on or about February 4, 2009 at which time the detailed notice and proxy statement will also be made available at no charge on the U.S. Security and Exchange Commission’s website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com
Company Contact:
Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net
(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)